

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2021

Hu Anlin
Director, Chief Financial Officer and Vice President
PUYI, Inc.
42F, Pearl River Tower
No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou
Guangdong Province, People's Republic of China

      Re: PUYI, Inc.
          Form 20-F
          Filed September 28, 2020
          File No. 001-38813

Dear Mr. Anlin:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Finance